UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for October, 2019
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | TIMETABLE FOR ANNOUNCEMENT OF OUTCOME OF INDEPENDENT BOARD REVIEW, RELEASE OF 2019 ANNUAL FINANCIAL RESULTS AND DATE OF ANNUAL GENERAL MEETING

Sasol Limited
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

Timetable for announcement of outcome of independent Board review, release of
2019 annual financial results and date of annual general meeting

Sasol shareholders are referred to the Company’s announcements on 16 August 2019 and
6 September 2019 regarding the delay in the release of Sasol’s annual results for the year ended 30 June 2019 (2019 financial results) and related year-end publications to allow for the completion of the independent review commissioned by the Sasol board of directors (the
Board) in May 2019 (the Board Review).

Board Review

The report from the Board Review is complete and the Board will now consider the findings and determine any appropriate steps arising from these. The Board will make an announcement on these matters in due course.

Release of 2019 financial results and related year-end publications

The Company will release its 2019 financial results as well as its 2019 annual financial statements and other related year-end publications on Monday, 28 October 2019.

The JSE has been informed of Sasol’s intention to release its 2019 financial results on
28 October 2019. Later today, the JSE will release an announcement, as it is obliged to do in terms of para 3.17(b) of its listings requirements, informing Sasol shareholders that the
Company has not released its 2019 provisional financial results and annual financial statements in accordance with the JSE listings requirements and cautioning that Sasol’s listing on the JSE is under threat of suspension and possible removal. An annotation to that effect will also be made on the JSE trading system, which will be removed as soon as
Sasol’s 2019 financial results and annual financial statements are released.

Annual general meeting

The annual general meeting of shareholders of Sasol will be held at 10:00 on Wednesday,
27 November 2019 at The Forum, The Campus, Wanderers Building, 57 Sloane Street,
Bryanston, Johannesburg, South Africa, to transact the business stated in the notice of annual general meeting (AGM notice). The AGM notice, incorporating a summary of the
2019 annual financial statements will be published on the Sasol website and distributed to
Sasol shareholders by 29 October 2019.

15 October 2019
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer – Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our Continuous
Improvement (CI) initiative and business performance outlook. Words such as “believe”,
“anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”,
“forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-
looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 28 August 2018 and in other filings with the
United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events.
Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 October 2019
By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title:
Company Secretary